                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Dexterity Surgical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   531928 10 9
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                                 (CUSIP Number)

                            Steven K. Chance, Esquire
                       Vice President and General Counsel
                              Teleflex Incorporated
                            630 West Germantown Pike
                                    Suite 450
                      Plymouth Meeting, Pennsylvania 19462
                                 (610) 834-6301
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  With Copy To:
                                  -------------
                              Donald Beckman, Esquire
                         Saul, Ewing, Remick & Saul LLP
                               Centre Square West
                         1500 Market Street, 38th Floor
                           Philadelphia, PA 19102-2186
                                 (215) 972-7777

                                 March 18, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 531928 10 9                                               Page 2 of 14
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1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).

         Teleflex Incorporated
         23-1147939
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2. Check the appropriate box if a member of a group (See Instructions)
         (a) [ ]
         (b) [ ]
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3. SEC Use Only
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4. Source of Funds (See Instructions)

         OO
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5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)                                [ ]
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6. Citizenship or Place of Organization

         The Reporting Person is organized under the laws of the State of
         Delaware
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Number of Shares                7.   Sole Voting Power                 0
Beneficially Owned By Each      8.   Shared Voting Power               1,885,641
Reporting Person With           9.   Sole Dispositive Power            0
                               10.  Shared Dispositive Power           1,885,641
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,885,641
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)                              [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

         18.46%
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14. Type of Reporting Person (See Instructions)

    CO
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CUSIP No. 531928 10 9                                               Page 3 of 14
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1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

         TFX Equities Incorporated
         23-2494396
--------------------------------------------------------------------------------
2. Check the appropriate box if a member of a group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)                                [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

         The Reporting Person is organized under the laws of the State of
         Delaware
--------------------------------------------------------------------------------
Number of Shares                7.   Sole Voting Power                 0
Beneficially Owned By Each      8.   Shared Voting Power               1,885,641
Reporting Person With           9.   Sole Dispositive Power            0
                               10.  Shared Dispositive Power           1,885,641
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,885,641
--------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                         [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

         18.46%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

         CO

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CUSIP No. 531928 10 9                                               Page 4 of 14
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Item 1. Security and Issuer

        (a) Title of Class of Securities

                    Common stock, $.001 par value per share.

        (b) Name and Address of Principal Executive Offices of Issuer

                     Dexterity Surgical, Inc.
                     12961 Park Central, Suite 1300
                     San Antonio, Texas 78216

Item 2. Identity and Background

        (a) Name of Reporting Persons

            The names of the reporting persons are Teleflex Incorporated, a Delaware corporation ("Teleflex"), and TFX Equities Incorporated, a Delaware corporation ("TFX", and with Teleflex, the "Reporting Persons"). TFX is a wholly-owned subsidiary of Teleflex.

            The name, address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of the Reporting Persons (collectively, the "Directors and Executive Officers") are set forth in Appendix I hereto, which is incorporated herein by reference.

        (b) Sate of Organization

            The Reporting Persons are each organized under the laws of the State of Delaware

        (c) Principal Business of Reporting Persons; Address of Principal Office of Reporting Persons

            Principal Business of Reporting Persons

            The principal business of Teleflex is designing, manufacturing and selling engineered products and services for the automotive, marine, industrial, medical and aerospace markets.

            The principal business of TFX is conducting business development activities for Teleflex. Specifically, TFX manages the merger, acquisition and divestiture activity of Teleflex.

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CUSIP No. 531928 10 9                                               Page 5 of 14
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            Address of Principal Office of Reporting Persons

                      Teleflex Incorporated
                      630 West Germantown Pike
                      Suite 450
                      Plymouth Meeting, Pennsylvania 19462

                      TFX Equities Incorporated
                      1787 Sentry Parkway West
                      Bldg. Sixteen, Suite 220
                      Blue Bell, PA  19422

        (d) Criminal Convictions in the Previous Five Years

                      None.

        (e) Violation of Federal or State Securities Laws

                      None.

        (f) Citizenship of Directors and Executive Officers of the Reporting Persons

            Each of the Directors and Executive Officers is a United States citizen, except for Mr. Lubsen, who is a Dutch national.

Item 3. Source and Amount of Funds or Other Consideration

        On December 18, 1998, Dexterity Incorporated ("Dexterity") and the Issuer entered into a Plan of Merger and Acquisition Agreement (the "Merger Agreement"), whereby Dexterity agreed to merge with and into the Issuer, with the Issuer being the surviving corporation (the "Merger").

        Pursuant to the Merger Agreement, as consideration for the Merger, the Reporting Persons received, among other consideration: 1,885,641 shares of common stock of the Issuer and warrants to purchase 942,820 of common stock of the Issuer at an exercise price of $2.00 per share.

        The Merger became effective on March 18, 1999.

Item 4. Purpose of Transaction

        The securities acquired as a result of the Merger referred to in Item 3 were acquired for investment purposes. Pursuant to the terms of the Merger, the Reporting Persons may not acquire additional shares of Common Stock if such acquisition would result in the Reporting Persons beneficially owning more than 25% of the outstanding Common Stock.
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CUSIP No. 531928 10 9                                               Page 6 of 14
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        Pursuant to the Merger Agreement, Teleflex was granted the right to appoint two new and additional members to the Board of Directors of the Issuer. Teleflex will retain this right so long as the Reporting Persons continue to hold a certain portion of the Common Stock which the Reporting Persons acquired in the Merger.

        At this time, the Reporting Persons do not contemplate seeking to effect any other action that would be required to be disclosed pursuant to this Item 4.

Item 5. Interest in Securities of the Issuer

        (a)(b) Amount and Percent Beneficially Owned; Power to Vote and Dispose of Shares

        TFX beneficially owns, 1,885,641 shares of common stock of the Issuer, which represents approximately 18.46% of all the outstanding Common Stock. Because Teleflex owns all the outstanding capital stock of TFX, Teleflex may be deemed to be the beneficial owner of such securities, with Teleflex and TFX sharing the power to vote and dispose of such securities.

        (c) Transactions in the Class of Securities

        Except as described in Item 3 above, the reporting person did not engage in any transactions in the common stock of the Issuer during the past 60 days.

        (d) Right of Any Other Person(s) to Receive or Power to Direct the Receipt of Dividends from, or Proceeds from the Sale of, the Securities

            Not applicable.

        (e) Date on Which the Reporting Person Ceased to be Beneficial Owner of More than 5% of Securities

            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Except as described below, the Reporting Persons are not parties to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer. Pursuant to the Merger Agreement, TFX and the Issuer are parties to agreements relating the issuance of warrants as consideration in the Merger.

CUSIP No. 531928 10 9                                               Page 7 of 14
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Item 7. Material to Be Filed as Exhibits

        Exhibit 1 Joint Filing Agreement between Teleflex Incorporated and TFX Equities Incorporated.

        The Plan of Merger and Acquisition Agreement between Dexterity Incorporated and Issuer dated December 18, 1998 as filed by the Issuer on February 18, 1999, as Attachment A to its Definitive Proxy Statement, is hereby incorporated by reference.

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CUSIP No. 531928 10 9                                               Page 8 of 14
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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Teleflex Incorporated,

                                                   By:    /S/ John J. Sickler
                                                          ----------------------
                                                   Name:  John J. Sickler
                                                   Title: Senior Vice President


                                                  TFX Equities Incorporated,

                                                   By:    /S/ John J. Sickler
                                                          ----------------------
                                                   Name:  John J. Sickler
                                                   Title: President



Dated:   April 9, 1999

CUSIP No. 531928 10 9                                               Page 9 of 14
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                                   APPENDIX I

         The following are the names, addresses, present principal occupation or employment and, if applicable, the names, principal businesses and addresses of any corporation or other organization in which such employment is conducted, of the Directors and Executive Officers.

                               Teleflex Directors

Name                                Principal Occupation                  Address
Patricia C. Barron                  Business Consultant                   159 East 78th Street
                                    (Self-Employed)                       New York, NY  10021

Donald Beckman                      Special Counsel, Saul, Ewing,         Saul Ewing Remick & Saul, LLP
                                    Remick & Saul LLP, attorney           1500 Market Street, 38th Floor
                                                                          Centre Square West
                                                                          Philadelphia, PA  19102

Lennox K. Black                     Chairman of the Board and             Teleflex Incorporated
                                    Director of Teleflex                  630 W. Germantown Pike
                                                                          Suite 450
                                                                          Plymouth Meeting, PA  19462

David S. Boyer                      President, Chief Executive            Teleflex Incorporated
                                    Officer and Director                  630 W. Germantown Pike
                                    of Teleflex                           Suite 450
                                                                          Plymouth Meeting, PA  19462

William R. Cook                     Business Consultant                   937 Macclesfield Road
                                    (Self-Employed)                       Furlong, PA  18925

Joseph S. Gonnella, M.D.            Senior Vice President and             Jefferson Medical College
                                    Dean, Jefferson Medical               1025 Walnut Street
                                    College                               Philadelphia, PA  19107-5083

Lewis E. Hatch, Jr.                 Business Consultant                   1008 Sea Palms West Drive
                                    (Self-Employed)                       St. Simons, GA  31522

Pemberton Hutchinson                Chairman and Director,                Westmoreland Coal Company Inc.
                                    Westmoreland Coal Company,            2 N. Cascade Avenue, 14th Floor
                                    a mining company                      Colorado Springs, CO 87903

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CUSIP No. 531928 10 9                                              Page 10 of 14
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

Sigismundus W. W. Lubsen            Member of the Executive               Heineken N.V.
                                    Board, Heineken N.V.,                 Tweede Weteringplantsoen 21
                                    a manufacturer of beer and            P.O. Box 28
                                    ale products                          1000 AA Amsterdam
                                                                          The Netherlands

Palmer E. Retzlaff                  President and Director,               690 Harleysville Pike
                                    Southwest Grain Inc.,                 P.O. Box 173
                                    engaged primarily in cotton           Lederach, PA  19450
                                    and grain export

James W. Stratton                   Chairman and Chief Executive          Stratton Management Co.
                                    Officer, Stratton Management          610 W. Germantown Pike
                                    Company, an investment                Suite 361
                                    advisory and management firm          Plymouth Meeting, PA  19462

                                        Teleflex Executive Officers

Name                                Principal Occupation                  Address

John J. Sickler                     Senior Vice President, Teleflex,      630 West Germantown Pike
                                    President, TFX                        Suite 450
                                                                          Plymouth Meeting, PA  19462

Dr. Roy C. Carriker                 President and Chief Operating         630 West Germantown Pike
                                    Officer, TFX Sermatech                Suite 450
                                                                          Plymouth Meeting, PA  19462

Harold L. Zuber, Jr.                Vice President, and Chief             630 West Germantown Pike
                                    Financial Officer Teleflex            Suite 450
                                                                          Plymouth Meeting, PA  19462

Steven K. Chance,                   Vice President, General               630 West Germantown Pike
                                    Counsel and Secretary,                Suite 450
                                    Teleflex                              Plymouth Meeting, PA  19462

Ira Albom                           Senior Vice President,                630 West Germantown Pike
                                    Teleflex                              Suite 450
                                                                          Plymouth Meeting, PA  19462

Louis T. Horvath                    Vice President, Quality and           630 West Germantown Pike
                                    Productivity, Teleflex                Suite 450
                                                                          Plymouth Meeting, PA  19462

CUSIP No. 531928 10 9                                              Page 11 of 14
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
Ronald D. Boldt                     Vice President, Human                 630 West Germantown Pike
                                    Resources, Teleflex                   Suite 450
                                                                          Plymouth Meeting, PA  19462

Janine Dusossoit                    Vice President, Investor              630 West Germantown Pike
                                    Relations, Teleflex                   Suite 450
                                                                          Plymouth Meeting, PA  19462

Thomas M. Byrne                     Assistant Treasurer, Teleflex         630 West Germantown Pike
                                                                          Suite 450
                                                                          Plymouth Meeting, PA  19462

Stephen Gambone                     Chief Accounting Officer and          630 West Germantown Pike
                                    Controller                            Suite 450
                                                                          Plymouth Meeting, PA  19462

                                                  TFX Directors

Name                                Principal Occupation                  Address

Donald J. Bromley                   Director of Accounting and            3513 Concord Pike
                                    Client Services, Delaware             Suite 3000
                                    Management Services, a                Wilmington, DE  19803
                                    corporate office services
                                    provider

Thomas M. Byrne                     Assistant Treasurer, Teleflex         630 West Germantown Pike
                                                                          Suite 450
                                                                          Plymouth Meeting, PA  19462

Steven K. Chance,                   Vice President, General               630 West Germantown Pike
                                    Counsel and Secretary,                Suite 450
                                    Teleflex                              Plymouth Meeting, PA  19462

C. Jeffrey Jacobs                   Director of Treasury                  630 West Germantown Pike
                                    Operations, Teleflex                  Suite 450
                                                                          Plymouth Meeting, PA  19462

John J. Sickler                     President, TFX                        630 West Germantown Pike
                                                                          Suite 450
                                                                          Plymouth Meeting, PA  19462

Herbert K. Zearfoss                 Assistant General Counsel,            630 West Germantown Pike
                                    Teleflex                              Suite 450
                                                                          Plymouth Meeting, PA  19462

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CUSIP No. 531928 10 9                                              Page 12 of 14
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                             TFX Executive Officers

Name                                Principal Occupation                  Address
John J. Sickler,                    President, TFX                        630 West Germantown Pike
                                    Senior Vice President,                Suite 450
                                    Teleflex                              Plymouth Meeting, PA  19462

Dr. Roy C. Carriker,                Vice President, TFX,                  630 West Germantown Pike
                                    Chief Operating Officer,              Suite 450
                                    TFX Sermatech                         Plymouth Meeting, PA  19462

Thomas M. Byrne,                    Vice President and Treasurer,         630 West Germantown Pike
                                    TFX,                                  Suite 450
                                    Assistant Treasurer, Teleflex         Plymouth Meeting, PA  19462

Steven K. Chance,                   Vice President, General               630 West Germantown Pike
                                    Counsel and Secretary,                Suite 450
                                    TFX and Teleflex                      Plymouth Meeting, PA  19462

Herbert K. Zearfoss                 Assistant Secretary, TFX              630 West Germantown Pike
                                    Assistant General Counsel,            Suite 450
                                    Teleflex                              Plymouth Meeting, PA  19462

Donald J. Bromley                   Assistant Secretary, TFX              3513 Concord Pike
                                    Director of Accounting and            Suite 3000
                                    Client Services, Delaware             Wilmington, DE  19803
                                    Management Services, a
                                    corporate office services
                                    provider

C. Jeffrey Jacobs                   Assistant Treasury, TFX               630 West Germantown Pike
                                    Director of Operations,               Suite 450
                                    Teleflex                              Plymouth Meeting, PA  19462

CUSIP No. 531928 10 9                                              Page 13 of 14
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                                  EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement between Teleflex Incorporated and TFX Equities Incorporated.

CUSIP No. 531928 10 9                                              Page 14 of 14
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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the securities of Dexterity Surgical, Inc., and further agree that this Agreement shall be included as an Exhibit to such filings.

         The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that neither party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed this 9th day of April, 1999.


                                                    Teleflex Incorporated,

                                                    By:    /S/ John J. Sickler
                                                           ---------------------
                                                    Name:  John J. Sickler
                                                    Title: Senior Vice President


                                                   TFX Equities Incorporated,

                                                    By:    /S/ John J. Sickler
                                                           ---------------------
                                                    Name:  John J. Sickler
                                                    Title: President